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                                 EXHIBIT (A)(5)


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                               MORAGA CAPITAL, LLC

                                December 29, 1995

                     RE: OFFER TO PURCHASE AT $450 PER UNIT

Dear De Anza Properties - X Unitholder:

EXTENSION OF OFFER

         Moraga Capital, LLC (the "Purchaser") has extended the expiration date of its tender offer for Units of limited partnership interest of De Anza Properties - X (the "Partnership") through January 31, 1996. The offer, originally set to expire on December 29, 1995, will now expire on January 31, 1996, unless it is extended to a later date. The offer is made by Moraga Capital, LLC and is set forth in an Offer to Purchase dated November 29, 1995, as amended below. The Purchaser has offered to purchase up to 5,665 De Anza Properties - X Units for a cash purchase price of $450 PER UNIT.

         As of December 28, 1995, a total of 857 Units had been tendered by Unitholders. If 5,665 Units or fewer are tendered as of the Expiration Date, there will be no proration and the Purchaser will accept all validly tendered Units for payment subject to the terms of the Offer to Purchase.

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL NOW EXPIRE AT 12:00 MIDNIGHT, PACIFIC STANDARD TIME, ON JANUARY 31, 1996, UNLESS THE OFFER IS EXTENDED.

GENERAL PARTNER'S SOLICITATION/RECOMMENDATION STATEMENT

         The Operating General Partner has circulated to Unitholders an amendment no. 2 to the Partnership's Solicitation/Recommendation Statement on
Schedule 14D-9 as filed with the Securities and Exchange Commission. The amended
Schedule includes four important bullet point considerations that the General Partner has urged Unitholders to consider, but which were not included in the General Partner's cover letter transmitting the Schedule. The following is a verbatim copy of the bullet points on the cover page of the General Partner's
Schedule:

         "HOLDERS OF UNITS ARE URGED TO CONSIDER THE FOLLOWING FACTORS:

         - The offer from Moraga Capital, LLC (the "Bidder") provides limited partners with the opportunity to tender their Units and realize their investment now at a definite price without having to wait for the Partnership to be terminated or liquidated at an indeterminate date in the future.

         - There is no assurance that the return to limited partners after a sale of the Partnership's Property will be greater than the price being offered now by the Bidder.

         - The offer provides an opportunity to limited partners to liquidate their investment in the currently depressed Southern California real estate market without the usual transaction costs associated with market sales and without the difficulty of selling Units in an illiquid and limited trading market.

         - The Property Manager and an affiliate of the Operating General Partner currently receive fees and cost reimbursements that will terminate when the Partnership's Property is sold and the Partnership is liquidated. While the Operating General


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                 Partner does not believe this relationship will affect its decision as to a proper timing for a sale, the conflict of interest inherent in this relationship will continue to exist until the Property is sold."

         The Operating General Partner also noted in its amended Schedule 14D-9 that the Partnership's original offering materials published in 1977 contemplated an extended holding period for Partnership properties of 10 years or more, but that the Partnership is not required to dispose of its one remaining property at any specific time. Even though over 17 years have passed since the date of the original offering, the Operating General Partner has estimated that it could take up to three more years before the property is sold. We remind you that until the property is sold, the property management company owned by the son of the principal shareholder of the General Partner will continue to receive significant fees and be entitled to certain reimbursements from the Partnership. As indicated by the Operating General Partner, because of its affiliation with the son's property management company, a conflict of interest exists for the General Partner with respect to the timing of the sale of the Partnership's sole remaining property.

OTHER CONSIDERATIONS FOR UNITHOLDERS.

         In the Offer to Purchase, the Purchaser described a number of reasons why Unitholders may wish to dispose of their Units, including the continuing administrative costs incurred by the Partnership and the resultant negative impact on an investment in a publicly registered limited partnership. The Partnership has only one remaining property, but must still comply with all of the Partnership accounting, tax reporting, limited partner reporting and public company reporting requirements that it has been subject to throughout its 17-year history. During substantially all of its prior operating period, the Partnership had a much larger real property portfolio to offset and justify its ongoing administrative costs. According to the Partnership's public reports, the costs borne by the Partnership for salaries and professional fees and services, not including management fees, for the twelve months ended December 31, 1994 were $923,534 and for the nine months ended September 30, 1995 were $420,702. Administrative costs borne by the Partnership directly reduce the amount of cash from property operations otherwise available to be distributed to the Unitholders. Unitholders may wish to dispose of their Units by accepting the Offer and thereby avoid indirectly bearing such administrative expenses for an indefinite period.

CONDITIONS OF THE OFFER

         In Section 13 of the Offer to Purchase, the Purchaser sets forth the conditions to its obligation to accept tendered Units for payment. In order to impose a standard of reasonableness on the Purchaser's determination of the satisfaction of the condition set forth in paragraph (c) of Section 13, that condition is hereby revised to read in its entirety as follows:

         "(c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the reasonable judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the reasonable judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;"

         Except as noted above, the terms of the Offer remain as stated in the original Offer to Purchase.

December 29, 1995                                            MORAGA CAPITAL, LLC